Filed by Laboratory Corporation of America Holdings

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Covance Inc.

(Commission File No. 001-12213)

The following Frequently Asked Questions were made available to LabCorp Employees:

LABCORP EMPLOYEE FAQ - COVANCE ACQUISITION

1.	Why are we acquiring Covance?

The combination creates the world’s leading healthcare diagnostics company, offering customers end-to-end services for medical testing, drug and diagnostics development, and commercialization. It provides LabCorp with an expanded global network and a market-leading position in the high-growth CRO industry, while significantly expanding our central laboratory operations. It increases our revenue to about $8.5 billion and furthers our goal of becoming a $10 billion company.

2.	What does this mean for us?

This is an outstanding transaction for both of our organizations and transforms us into the second-largest provider of medical testing as well as the premier full-service CRO. This is great news for our employees, as we expect this combination will facilitate more opportunities for professional growth and advancement as part of a larger, global organization. LabCorp and Covance share similar corporate cultures and values, and we are confident that the integration over the coming months will be seamless.

3.	When will I know about my future with the combined company?

This transaction is about growth and greater opportunities, including for our employees. With minimal overlap across our businesses, it will be largely business as usual for you. What’s more, we expect that our employees will enjoy enhanced opportunities as part of a larger, global organization. While it is premature to discuss specifics, we have an integration team that has been identified, led by Dr. Steve Anderson, and will communicate with you as the process unfolds.

4.	When will I begin working with Covance employees?

The transaction is not expected to close until the first quarter of 2015, and until then, LabCorp and Covance will continue to operate business-as-usual as two separate companies. While you may be contacted by members of the integration team, you should not otherwise communicate with Covance employees (unless as part of our current job responsibilities) before the transaction close. We encourage you to remain focused on your day-to-day responsibilities and on continuing to deliver for our customers.

5.	How do you plan to integrate the two companies?

We have successfully integrated a number of life sciences businesses in recent years and are committed to combining the best operations, processes, and people to drive innovation and growth of the combined company. Dr. Steve Anderson will serve as our integration leader and will begin work immediately to make the combined company a high-performing, best-of-breed leader in medical testing and drug development.

6.	What should we be telling our customers? Why is this good for them?

We believe that all of our customers will benefit significantly as a result of this combination. It represents a unique opportunity to create a one-stop shop for every service for medical testing, drug and diagnostics development, and commercialization. Customers can expect the same high quality medical testing, better patient analytics and clinical data management expertise, faster and lower cost drug trials, faster data delivery and more innovative offerings.

7.	Who will lead the combined company? Will my manager be the same?

LabCorp Chairman and Chief Executive Officer Dave King and LabCorp Chief Financial Officer Glenn Eisenberg will serve, respectively, as CEO and CFO of the combined company. Joe Herring will lead LabCorp’s Covance division, which will continue to do business under the Covance brand. It will be largely business as usual for LabCorp employees.

8.	Will our office be closed or move?

LabCorp’s existing headquarters in Burlington, North Carolina will be the corporate headquarters of the combined company. Covance’s existing headquarters in Princeton, New Jersey will serve as an operating headquarters for the CRO business, which will continue to operate under the Covance brand.

9.	Will my salary or benefits change?

No. It will be largely business as usual for LabCorp employees.

10.	Will employees who are let go receive severance? What are the terms?

While it is premature to discuss specifics, we have identified a strong integration team that will communicate with you as the process unfolds. Remember, overlap across our companies is minimal and the combination will lead to greater opportunities as part of a larger, global organization for LabCorp and Covance employees.

11.	How can I learn more about the transaction?

Please review other available information, including the press release. We will continue to update you with more information and our plans for integration.

Cautionary Statement Regarding Forward Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to Laboratory Corporation of America® (“LabCorp”) or Covance Inc. (“Covance”), the management of either such company or the proposed transaction between LabCorp and Covance, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. LabCorp and Covance undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents LabCorp and Covance have filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as the possibility that (1) LabCorp and Covance may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of LabCorp and Covance or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by LabCorp and Covance. Neither LabCorp nor Covance gives any assurance that either LabCorp or Covance will achieve its expectations.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of LabCorp and Covance described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. All forward-looking statements included in this document are based upon information available to LabCorp and Covance on the date hereof, and neither LabCorp nor Covance assumes any obligation to update or revise any such forward-looking statements.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This document relates to a proposed transaction between Covance and LabCorp, which will become the subject of a registration statement and joint proxy statement/prospectus forming a part thereof to be filed with the SEC by LabCorp, and may be deemed to be solicitation material in respect of the proposed transaction. This document is not a substitute for the registration statement and joint proxy statement/prospectus that LabCorp will file with the SEC or any other documents that Covance or LabCorp may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Covance or LabCorp through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus, once it is filed, from Covance by accessing Covance’s website at www.covance.com or upon written request to Covance Inc., Office of the Secretary, 210 Carnegie Center, Princeton, New Jersey 08540 or upon written request to Laboratory Corporation of America Holdings, Office of the Secretary, 531 South Spring Street, Burlington, North Carolina 27215.

Participants in Solicitation

LabCorp, Covance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Covance’s stockholders in connection with the proposed transaction. Information regarding Covance’s directors and executive officers is contained in the proxy statement for Covance’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Covance’s website at www.covance.com. Information regarding LabCorp’s executive officers and directors is contained in the proxy statement for LabCorp’s 2014 Annual Meeting of Shareholders filed with the SEC on April 4, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing LabCorp’s website at www.labcorp.com. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.